UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20

2000 Antwerpen

Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated April 27, 2016, announcing the Company's financial results for the first quarter ended March 31, 2016.

The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Executive Officer contained in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 28, 2016

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

HIGHLIGHTS

•	EBITDA USD 164 million: year-on-year growth in freight rates
•	Tanker fundamentals: demand is robust and growing & vessel supply manageable
•	Almost no vessels ordered in Q1 globally because of restricted access to finance
•	Dividend USD 0.82 per share (ex dividend date 17 May 2016)

ANTWERP, Belgium, 27 April 2016 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today reported its non-audited financial results for the first quarter 2016.

Paddy Rodgers, CEO of Euronav said: "The strongest first quarter for eight years and a robust start to the second quarter with freight rates higher year-on-year are providing Euronav with a strong platform for further growth. Demand continues to expand stimulated by a "lower for longer" oil price. The current vessel supply outlook is manageable consistent with our thesis that restricted access to finance is emerging as a barrier to entry, evidenced by virtually no new large tanker orders during the first quarter. Euronav remains committed to its policy of distributing 80% of net income to shareholders (excluding exceptional items such as gains on the disposal of vessels). We believe that the outlook is positive and sustainable for Euronav and the tanker sector."

The most important key figures (unaudited) are:

in thousands of USD		First quarter 2016	First quarter 2015

Revenue		214,875	204,521
Other operating Income		1,724	2,488

Voyage expenses and commissions		(11,348)	(21,916)
Vessel operating expenses		(38,397)	(36,809)
Charter hire expenses		(6,212)	(9,052)
General and administrative expenses		(10,485)	(10,020)
Net Gain (loss) on disposal of tangible assets		13,821	2,120

EBITDA		163,978	131,332

Depreciation		(53,207)	(49,116)
EBIT (result from operating activities)		110,771	82,216

Net finance expenses		(9,529)	(16,534)
Share of profit (loss) of equity accounted investees		12,438	13,624
Result before taxation		113,680	79,306

Tax Benefit (Expense)		(138)	1,549
Profit (loss) for the period		113,542	80,855

Attributable to:	Owners of the company	113,542	80,855
	Non-controlling interests	-	-

The contribution to the result is as follows:

in thousands of USD	First quarter 2016	First quarter 2015

Tankers	104,956	72,772
FSO	8,586	8,083
Result after taxation	113,542	80,855

Information per share:

in USD per share	First quarter 2016	First quarter 2015

Weighted average number of shares (basic) *	158,370,099	148,065,537
EBITDA	1.04	0.89
EBIT (operating result)	0.70	0.56
Result after taxation	0.72	0.55

All figures have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

* The number of shares outstanding on 31 March 2016 is 159,208,949.

For the first quarter 2016 the Company had a net result of USD 113.5 million or USD 0.72 per share (first quarter 2015: USD 80.9 million and USD 0.55 per share). EBITDA for the same period was USD 164.0 million (first quarter 2015: USD 131.3 million).

If the Company had continued to apply the proportionate consolidation method for its joint ventures for the first quarter of 2016, the adjusted EBITDA (a non IFRS-measure) would have been USD 185.0 million (first quarter 2015: USD 153.8 million), the adjusted EBIT would have been USD 124.4 million (first quarter 2015: USD 97.4 million) and the profit for the period would have remained the same.

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	First quarter 2016	First quarter 2015
VLCC
Average spot rate (in TI pool)*	60,638	50,845
Average time charter rate**	40,847	44,547
SUEZMAX
Average spot rate*	38,386	41,944
Average time-charter rate**	32,251	41,593
*   Excluding technical offhire days
** Including profit share where applicable

EURONAV TANKER FLEET

On 15 January 2016 Euronav sold the VLCC Famenne (2001 – 298,412 dwt), one of its two oldest VLCC vessels, for USD 38.4 million. The vessel was wholly owned by Euronav. The capital gain on that sale of about USD 13.8 million was recorded at delivery on 9 March 2016.

On 26 January and 24 March 2016 Euronav took delivery of the second and third vessels of the four VLCCs which were acquired as resales of existing newbuilding contracts as announced on 16 June 2015: VLCC Alice (2016 - 299,320 dwt) and VLCC Alex (2016 - 299,445 dwt). In May 2016 Euronav is scheduled to take delivery of the fourth and last vessel – the VLCC Anne (2016 – 300,000 dwt). All vessels are fully financed.

CORPORATE

Euronav is fully funded in its current structure and retains a strong conviction that tanker markets are well balanced. The last VLCC to be delivered next month has remaining capex of USD 65.3 million. With the vast majority of its fleet currently on the water, Euronav is ideally positioned to benefit from this positive freight market environment and will remain disciplined as a good steward of shareholder capital.

DIVIDEND

As reported on 17 March 2016, Euronav proposes to pay a final dividend covering the second half of the 2015 financial year of USD 0.82 per share. This dividend will need to be approved at the Annual General Meeting of Shareholders which will be held in Antwerp on 12 May 2016.

SHARE BUY BACK

As reported on 26 January 2016, Euronav has bought back 500,000 shares at an average cost of EUR 9.5256 per share. The Board of Directors remains authorized to buy shares back. The extent to which it does and the timing of these purchases will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

TANKER MARKET

The fundamental drivers for the tanker market continue to be positive for the short and medium term. Demand for crude and therefore for its transportation continues to grow. The volatility in the underlying oil price has masked its new affordability within the energy complex. Brent was on average 21% lower during the first quarter of 2016 than the fourth quarter of 2015 (source: Bloomberg). A lower oil price has helped stimulate demand with the IEA now forecasting 1.2 mbpd growth for every year until 2020. We believe that this demand growth should translate into an annual requirement of between 36 and 49 VLCCs.

Therefore, we believe this demand structure is adequate to absorb the increase in vessel supply for the rest of 2016 and 2017(30 net scheduled remaining VLCC deliveries in 2016 and 37 in 2017). Further support for a positive outlook is provided when looking at world fleet age profile and at vessels that will turn 20 years old during that period. Worldwide vessel supply remains manageable in our view. Freight rates in the first quarter of 2016 were higher year-on-year despite the delivery of ten VLCCs (and two Suezmaxes) into the global fleet during the quarter.

During the first quarter only one VLCC and two Suezmax orders were recorded (source: Clarksons) reflecting the emerging barrier to entry of access to capital to the tanker sector.
We believe that further vessel supply should remain constrained for the foreseeable future. The consequences of the financial crisis continue to have an impact on bank lending capacity but also on shipyard's ability to sell and produce newbuildings.

In these circumstances, the Company does not intend to place speculative newbuilding orders. Absent of long-term contract for employment with a customer or an equivalent vessel to scrap, increasing the order book and the world fleet cannot make sense for anyone regardless of the price in view of the current market outlook which while promising does not require further supply growth.

We encourage investors to visit our website to access our presentations which are updated regularly at http://investors.euronav.com/.

OUTLOOK

With year-on-year improvement in freight rates the market structure for larger crude tanker remains constructive. The oil price continues to stimulate demand to levels which should enable the increase in vessel supply to be adequately absorbed going forward. Oil production levels remain elevated and oil market analysts and observers generally expect that oil production levels are likely to remain above demand even with an agreed output freeze. Finally, low ordering of VLCC and Suezmax should prevent an oversupply of tonnage in the years to come.

So far in the second quarter of 2016 the Euronav VLCC fleet operated in the Tankers International Pool has earned about USD 59,342 per day and 43% of the available days have been fixed. Euronav's Suezmaxes trading on the spot market have earned about USD 32,595 per day on average with 41.5% of the available days fixed for the second quarter of 2016.

Euronav's 2015 annual report can be downloaded from our website (www.euronav.com/) and includes this year's special report which focuses on the benefits of pooling in the large crude tanker sector.

CONFERENCE CALL

Euronav will host a conference call at 9:30 a.m. EDT / 3:30 p.m. CET on Wednesday 27 April 2016 to discuss the results for the first quarter 2016.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the "Investor Relations" page of the Euronav website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	27 April 2016
Event Time:	9:30 a.m. EDT / 3:30 p.m. CET
Event Title:	"Euronav Q1 2016 Earnings Call"
Event Site/URL:	http://services.choruscall.com/links/euronav16042767GH92af

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10083850. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to
1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 4 May 2016, beginning at 11:30 a.m. EDT / 5:30 p.m. CET on 27 April 2016. Telephone participants located in the U.S. can dial 1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number: 10083850.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand, and supply of, for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. This press release should be read in conjunction with the Belgian annual report and the documents filed with the United States Securities and Exchange Commission ("SEC"), including but not limited to the annual report on form 20-F, for a more complete discussion of these and other risks and uncertainties.

* *  *
Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Annual General Meeting of Shareholders 2016: Thursday 12 May 2016

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil and petroleum products. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 55 double hulled vessels being one V-Plus vessel, 29 VLCCs (of which 1 in 50%-50% joint venture), one VLCC under construction which was recently acquired as part of resales of existing newbuilding contracts, 22 Suezmaxes (of which four are owned in 50%-50% joint ventures) and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Condensed consolidated statement of financial position
(in thousands of USD except per share amounts)

	March 31, 2016	December 31, 2015
ASSETS

Current assets
Trade and other receivables	174,255	219,080
Current tax assets	118	114
Cash and cash equivalents	139,744	131,663
Non-current assets held for sale	-	24,195

Total current assets	314,117	375,052

Non-current assets
Vessels	2,429,875	2,288,036
Assets under construction	31,736	93,890
Other tangible assets	945	1,048
Prepayments	5	2
Intangible assets	227	238
Receivables	266,879	259,908
Investments in equity-accounted investees	23,245	21,637
Deferred tax assets	803	935

Total non-current assets	2,753,716	2,665,694

TOTAL ASSETS	3,067,833	3,040,746

EQUITY and LIABILITIES

Current Liabilities
Trade and other payables	81,141	79,078
Tax liabilities	316	1
Bank loans	79,905	100,022
Provisions	395	406

Total current liabilities	161,757	179,507

Non-current liabilities
Bank loans	887,623	952,426
Other payables	572	590
Employee benefits	2,079	2,038
Provisions	339	436

Total non-current liabilities	890,613	955,490

Equity
Share capital	173,046	173,046
Share premium	1,215,227	1,215,227
Translation reserve	225	(50)
Treasury shares	(14,398)	(12,283)
Retained earnings	641,363	529,809

Equity attributable to owners of the Company	2,015,463	1,905,749

TOTAL EQUITY and LIABILITIES	3,067,833	3,040,746

Condensed consolidated statement of profit or loss (in thousands of USD except per share amounts)

	2016	2015
	Jan. 1 - Mar. 31, 2016	Jan. 1 - Mar. 31, 2015
Shipping revenue
Revenue	214,875	204,521
Gains on disposal of vessels/other tangible assets	13,821	2,122
Other operating income	1,724	2,488
Total shipping revenue	230,420	209,131

Operating expenses
Voyage expenses and commissions	(11,348)	(21,916)
Vessel operating expenses	(38,397)	(36,809)
Charter hire expenses	(6,212)	(9,052)
Losses on disposal of vessels/other tangible assets	-	(2)
Depreciation tangible assets	(53,182)	(49,111)
Depreciation intangible assets	(25)	(5)
General and administrative expenses	(10,485)	(10,020)
Total operating expenses	(119,649)	(126,915)

RESULT FROM OPERATING ACTIVITIES	110,771	82,216

Finance income	395	643
Finance expenses	(9,924)	(17,177)
Net finance expenses	(9,529)	(16,534)

Share of profit (loss) of equity accounted investees (net of income tax)	12,438	13,624

PROFIT (LOSS) BEFORE INCOME TAX	113,680	79,306

Income tax benefit (expense)	(138)	1,549

PROFIT (LOSS) FOR THE PERIOD	113,542	80,855

Attributable to:
Owners of the company	113,542	80,855

Basic earnings per share	0.72	0.55
Diluted earnings per share	0.72	0.54

Weighted average number of shares (basic)	158,370,099	148,065,537
Weighted average number of shares (diluted)	158,613,577	150,117,560

Condensed consolidated statement of comprehensive income
(in thousands of USD except per share amounts)

Profit/(loss) for the period	113,542	80,855

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	-	-

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	275	(504)
Equity-accounted investees - share of other comprehensive income	234	238

Other comprehensive income, net of tax	509	(266)

Total comprehensive income for the period	114,051	80,589

Attributable to:
Owners of the company	114,051	80,589

Condensed consolidated statement of changes in equity
(in thousands of USD except per share amounts)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity
Balance at January 1, 2015	142,441	941,770	379	-	(46,062)	359,180	1,397,708	75,000	1,472,708

Profit (loss) for the period	-	-	-	-	-	80,855	80,855	-	80,855
Total other comprehensive income	-	-	(504)	-	-	238	(266)	-	(266)
Total comprehensive income	-	-	(504)	-	-	81,093	80,589	-	80,589

Transactions with owners of the company
Issue of ordinary shares	20,324	208,738	-	-	-	(19,212)	209,850	-	209,850
Issue and conversion perpetual convertible preferred equity	10,281	64,719	-	-	-	-	75,000	(75,000)	-
Equity-settled share-based payment	-	-	-	-	-	586	586	-	586
Total transactions with owners	30,605	273,457	-	-	-	(18,626)	285,436	(75,000)	210,436

Balance at March 31, 2015	173,046	1,215,227	(125)	-	(46,062)	421,647	1,763,733	-	1,763,733

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity
Balance at January 1, 2016	173,046	1,215,227	(50)	-	(12,283)	529,808	1,905,748	-	1,905,748

Profit (loss) for the period	-	-	-	-	-	113,542	113,542	-	113,542
Total other comprehensive income	-	-	275	-	-	234	509	-	509
Total comprehensive income	-	-	275	-	-	113,776	114,051	-	114,051

Transactions with owners of the company
Treasury shares	-	-	-	-	(2,115)	(2,338)	(4,453)	-	(4,453)
Equity-settled share-based payment	-	-	-	-	-	117	117	-	117
Total transactions with owners	-	-	-	-	(2,115)	(2,221)	(4,336)	-	(4,336)

Balance at March 31, 2016	173,046	1,215,227	225	-	(14,398)	641,363	2,015,463	-	2,015,463

Condensed consolidated statement of cash flows
(in thousands of USD except per share amounts)

	2016	2015
	Jan. 1 - Mar. 31, 2016	Jan. 1 - Mar. 31, 2015
Cash flows from operating activities
Profit (loss) for the period	113,542	80,855

Adjustments for:	36,649	49,385
Depreciation of tangible assets	53,182	49,111
Depreciation of intangible assets	25	5
Provisions	(83)	441
Tax benefits (expenses)	138	(1,549)
Share of profit of equity-accounted investees, net of tax	(12,438)	(13,624)
Net finance expense	9,529	16,534
Capital gain (loss) on disposal of assets	(13,821)	(2,120)
Equity-settled share-based payment transactions	117	587

Changes in working capital requirements	47,127	(28,011)
Change in cash guarantees	19	35
Change in trade receivables	8,429	802
Change in accrued income	2,626	(107,422)
Change in deferred charges	(4,675)	4,090
Change in other receivables	38,454	101,604
Change in trade payables	5,574	11,245
Change in accrued payroll	(893)	(1,103)
Change in accrued expenses	(10,051)	899
Change in deferred income	7,486	1,723
Change in other payables	123	(39,884)
Change in provisions for employee benefits	35	-

Income taxes paid during the period	303	148
Interest paid	(8,178)	(25,159)
Interest received	50	131
Dividends received from equity-accounted investees	28	275

Net cash from (used in) operating activities	189,521	77,624

Acquisition of vessels	(132,771)	(72,526)
Proceeds from the sale of vessels	38,016	91,065
Acquisition of other tangible assets	(12)	(54)
Acquisition of intangible assets	(15)	-
Proceeds from the sale of other (in)tangible assets	-	57
Loans from (to) related parties	1,547	6,210
Proceeds of disposals of joint ventures, net of cash disposed	2,500	-

Net cash from (used in) investing activities	(90,735)	24,752

Proceeds from issue of share capital	-	229,063
Transaction costs related to issue of share capital	-	(19,212)
Net cash from sale (purchase) of treasury shares	(4,453)	-
Proceeds from new long-term borrowings	124,900	128,400
Repayment of long-term borrowings	(210,952)	(532,317)
Dividends paid	-	(2)

Net cash from (used in) financing activities	(90,505)	(194,068)

Net increase (decrease) in cash and cash equivalents	8,281	(91,692)

Net cash and cash equivalents at the beginning of the period	131,663	254,086
Effect of changes in exchange rates	(200)	(181)

Net cash and cash equivalents at the end of the period	139,744	162,213